Exhibit 99

                                 [UNILEVER LOGO]

                              N E W S R E L E A S E


Contact: Paul Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 418-8806                                 HOLD FOR RELEASE AT 3:00 A.M.



                  UNILEVER PLANS SALE OF LODERS CROKLAAN GROUP


New York, NY -- May 2, 2002 -- Unilever [NYSE: UN, UL] announced today that it intends to sell its international specialty oils and fats business, Loders Croklaan Group, as part of its Path to Growth strategy which focuses on core activities.

Loders Croklaan has factories in Wormerveer, near Amsterdam, and in Channahon, near Chicago, with smaller plants in Toronto and Cairo and sales offices in a further seven countries. The business employs some 600 people and in 2001 had sales of approximately $240 million.

Loders Croklaan is a well respected, self-standing business with a strong innovation record. It has traditionally supplied the confectionery and bakery industries world-wide, but also has a division focused on supplying nutritional oils and fats to manufacturers. Unilever believes that the business' future would be best served by a new parent company able to focus on the development of its full potential.

Employee representatives are being consulted about the proposed sale. Customers and suppliers will be kept informed.

Unilever has engaged Deutsche Bank to assist with the sale process. Further announcements will be made as appropriate.

                                      -o0o-

UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good-Humor, Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.